Exhibit 99.1

PROPRIETARY AND CONFIDENTIAL

Employee FAQ

December 27, 2023

1.	What was announced regarding the Company and Bristol Myers Squibb?

RayzeBio, Inc. (the “Company” or “RayzeBio”), Bristol-Myers Squibb Company (“Bristol Myers Squibb”), and, by way of a joinder dated as of December 26, 2023, Rudolph Merger Sub Inc. (“Purchaser”) have entered into a definitive merger agreement for Bristol Myers Squibb to acquire the Company at a price of $62.50 per share (such amount or any higher amount per share paid, the “Offer Price”) in a cash transaction.

Under the terms of the merger agreement, Bristol Myers Squibb and Purchaser will commence a tender offer (the “Tender Offer”) no later than January 24, 2024 (or such other date as the parties’ respective outside counsel may agree), to acquire all outstanding shares of the Company’s common stock.

2.	What is a Tender Offer?

A description of the Tender Offer can be found below, under “Additional Information about the Tender Offer and Where to Find It”.

3.	What does this agreement mean for the Company? Why does this transaction make sense strategically?

RayzeBio will become a wholly owned subsidiary of Bristol Myers Squibb after the transaction closes, which is expected to occur in the first half of 2024. Nothing will change between the signing and closing of the transaction, as Bristol Myers Squibb and the Company remain separate, independent companies. Antitrust laws require Bristol Myers Squibb and RayzeBio to remain separate, and not to integrate or engage in certain joint activities until regulatory reviews are complete and the closing has occurred. We do not anticipate any changes to the Company’s organizational structure prior to closing. Leadership from both companies will be working on an integration plan to be implemented after closing and will provide updates as planning progresses.

Our (RayzeBio) focus and vision continues to be on the design, development and commercialization of radiopharmaceutical therapies (“RPT”) to address key limitations of existing cancer therapies. Bristol Myers Squibb is a global leader in oncology, with a long and successful track record in bringing new therapies to market and the financial resources to help develop our pipeline of drug candidates.

4.	When is the transaction expected to close? Is there anything that could stop it?

The transaction is expected to close in the first half of 2024, subject to regulatory approvals, the tender of a majority of the outstanding shares of RayzeBio’s common stock, and the satisfaction or waiver of other customary closing conditions.

5.	How will the transaction with Bristol Myers Squibb affect the employees of the Company?

The Company and Bristol Myers Squibb will continue to operate as separate, independent entities prior to the closing of the proposed transaction, and until that time it is business as usual for both companies. You will maintain your current reporting structure and, except as indicated below, your compensation and job responsibilities will remain unchanged prior to the closing of the transaction. However, you may be asked to assist with integration planning activities. We request your flexibility to assist with such requests.

PROPRIETARY AND CONFIDENTIAL

We will communicate new information when it becomes available.

6.	Do we have to get approval from Bristol Myers Squibb on critical decisions before close?

Until the closing of the proposed transaction, the Company will continue to operate as an independent company. Our merger agreement contains certain customary operating expectations and restrictions, that will ensure our programs and development activities continue on-track. Please consult with your manager or the executive team regarding these expectations. Prior to signing any contracts, committing any funds or committing any material external resources, you should discuss with your manager.

7.	I have vested and unvested stock options. What happens to my stock options?

In connection with, and subject to, the closing of the transaction, so long as you are then employed by the Company, your outstanding and unexercised stock options, whether vested or unvested, will be accelerated and become fully vested and be cancelled and converted into the right to receive, for each share subject to your stock option award(s), a cash payment through the Company’s payroll equal to the excess of the Offer Price over the per share exercise price of the applicable stock option award, less any applicable taxes or other withholdings required by law.

8.	I have restricted stock issued upon the early exercise of my stock option award(s). What happens to my restricted stock?

In connection with, and subject to, the closing of the transaction, your restricted stock will become fully vested and be cancelled and converted into the right to receive, for each share, a cash payment through the Company’s payroll equal to the Offer Price, less any applicable taxes or other withholdings required by law.

9.	What does this mean for my ESPP Shares?

Other than the offering period currently outstanding under the ESPP, no new ESPP offering will be authorized or commenced, including the offering period scheduled to commence on May 20, 2024. The Company’s 2023 Employee Stock Purchase Plan will terminate prior to the closing of the transaction and such date, if occurring before the original last day of the offering period, will become the last day of the current offering period.

10.	What happens if I leave RayzeBio prior to the closing of the transaction?

If your employment with the Company is voluntarily or involuntarily terminated at any time prior to the closing of the transaction, you will not be entitled to any benefits with respect to unvested awards and your unvested equity awards will terminate. Vesting of stock options will stop as the date of your termination. Your vested stock options will remain exercisable for such period of time as may be set forth in your stock option documentation and will remain eligible to be paid out in connection with the transaction if they have not terminated prior to the closing of the transaction.

PROPRIETARY AND CONFIDENTIAL

11.	What happens if I exercise my currently vested stock options before the transaction closes?

You may exercise your vested stock options in accordance with our normal procedures for exercising options. Please note that the trading window remains closed at this time. You will receive an updated notice if we are able to open the trading window before the transaction closes.

Every situation is unique, and you should consult with your personal tax and financial advisors with respect to any decision you may make with respect to your awards, and the tax consequences relating to your awards.

12.	What happens to the Company shares that I own?

The Tender Offer has not yet commenced. At the time the Tender Offer commences, you will be provided with an opportunity to tender your shares in exchange for the Offer Price, in cash and without interest. Please see below under “Additional Information about the Tender Offer and Where to Find It” for important information with respect to the Tender Offer.

13.	Is there anything I need to do now in preparation for the close of the transaction related to any RayzeBio shares I own? Do I need to register my RayzeBio anywhere?

Details concerning proceeds and receiving your transaction consideration in respect of any RayzeBio shares you own will be provided in the tender offer documents to be filed by Bristol Myers Squibb and the Company in their respective public filings regarding the transaction, which will be filed in the coming weeks.

14.	Will there be any changes to employee salaries, compensation or benefits as a result of the transaction?

RayzeBio is undergoing its annual year-end employee performance evaluation process and we expect to communicate any changes based on 2023’s performance evaluation in the coming months.

When two companies come together, there are always similarities and differences, particularly with benefits plans, corporate policies and compensation practices. Further information will be forthcoming as part of the transition plan.

15.	How will we manage current programs and perform operational duties? Do I need to keep coming into the office?

Until the close of the transaction, our operational plan including new hires within budget remains unchanged. As always, continue to discuss with your manager and RayzeBio legal any need to sign contracts or purchase orders committing funds or external resources.

16.	Will any changes be made to previously scheduled company events, business travel, in-person meetings, etc.?

Until the transaction closes, the Company will continue to operate our business in the ordinary course. You should continue to perform your job as you normally would, which includes keeping meetings and traveling as scheduled, unless you are instructed to do otherwise.

PROPRIETARY AND CONFIDENTIAL

17.	Will there be a transition team? How will the transition plan be communicated to us? When will we know of any changes in staffing as a result of the transaction?

The transaction has only just recently been announced and many decisions have yet to be made. We will continue to operate as an independent company through closing and do not expect changes to reporting lines or management structures during that time period. Over the coming weeks, the management teams of RayzeBio and Bristol Myers Squibb will work together to determine how best to bring our companies together and capitalize on the strengths and talent across each organization. RayzeBio will be organizing a transition team to help answer employee questions, communicate updates and assist our employees with transition questions or activities prior to the close.

18.	What should I do if I’m contacted by third parties about the transaction?

We will be circulating a Partner FAQ. Should you be contacted by members of the media or financial community or other third parties regarding this transaction, please refer all inquiries directly to Arvind Kush at [***], Ken Song at [***], or Jeff Woodley at [***].

19.	What information can I share with Bristol Myers Squibb’s employees while the transaction is pending?

Outside of formal integration planning teams, employees at RayzeBio and Bristol Myers Squibb should not be sharing confidential information or coordinating with employees at Bristol Myers Squibb relating to the companies’ respective businesses, R&D activities, etc.

20.	If I have benefits related questions, who can I ask?

For any benefits related questions, please ask Flora Tong or Kathie Huynh. We realize that you may have many questions over the coming weeks. We will communicate new information when it becomes available and will provide answers to questions as soon as possible after decisions are made.

Additional Information about the Tender Offer and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of RayzeBio, nor is it a substitute for the tender offer materials that Purchaser will file with the Securities and Exchange Commission (“SEC”) upon commencement of the tender offer. The solicitation of an offer to sell and the offer to buy shares of RayzeBio’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Purchaser intends to file with the SEC. In addition, RayzeBio will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Stockholders and investors are strongly advised to read these documents when they become available, including the Solicitation/Recommendation Statement of RayzeBio on Schedule 14D-9 and any amendments or supplements thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of RayzeBio on Schedule 14D-9 and related offer materials with respect to the tender offer and the merger, free of charge at the SEC’s website at www.sec.gov or from the information agent that will be named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by RayzeBio under the “Investors” section of RayzeBio’s website at www.rayzebio.com and by Parent at www.bms.com/investors.

PROPRIETARY AND CONFIDENTIAL

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including statements relating to the proposed acquisition of RayzeBio by Parent and any statements relating to RayzeBio’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of numerous risks and uncertainties including with respect to the timing of the tender offer and the subsequent merger; the number of shares of RayzeBio’s common stock that will be tendered in the tender offer; legal proceedings that may be instituted related to the Merger Agreement; any competing offers or acquisition proposals; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; and the effects of disruption from the transactions of RayzeBio’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in RayzeBio’s public filings with the SEC from time to time, including RayzeBio’s Quarterly Report on Form 10-Q, and Parent’s public filings with the SEC from time to time, including Parent’s Annual Report on Form 10-K for the year ended December 31, 2022 and its subsequent Quarterly Reports on Form 10-Q. RayzeBio’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, each of RayzeBio and Parent expressly disclaims any intent or obligation to update or revise publicly these forward-looking information or statements.